

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2024

Emmanuel Caprais
Chief Financial Officer
ITT Inc.
100 Washington Boulevard, 6 Floor
Stamford, Connecticut 06902

> **Re: ITT Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 001-05672**

Dear Emmanuel Caprais:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology